SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated January 19, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	6914P	January 18, 2007
2.	Regulatory News Service Notice	5959P	January 16, 2007
3.	Regulatory News Service Notice	5574P	January 15, 2007

07020832

SUPPL

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

01/18/07 02:08 AM

To "eleanor.besserman@elemen..." <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Directorate Change

This Email Alert service is brought to you by Elementis

RNS Number:6914P
Elementis PLC
18 January 2007

Elementis PLC
18 January 2007

Elementis plc ("the Company")

Elementis plc is pleased to announce the appointment of David Dutro to the Board as Group Chief Executive with effect from 17 January 2007.

Mr Dutro is currently President and Chief Operating Officer, Elementis Worldwide, a position he has held since October 2005. Before that he was President of Elementis Pigments having joined Elementis in that role in November 1998. In his previous career Mr Dutro was Vice President, General Manager of Universal Foods' Dairy and Food Ingredient businesses (now Sensient Technologies Corp), and also spent time with ICI in their colours, polymer additives and surfactants businesses.

Aged 51, Mr Dutro was born and educated in the USA and holds a Bachelor of Science degree in Marketing.

Commenting on the appointment, Bob Beeston, Chairman said "David has played a key role in the Group's recent reorganisation and significant improvement in performance. I am confident that Elementis will continue to benefit from his leadership going forward".

The Company confirms that that there are no other matters requiring disclosure in relation to listing rule 9.6.13.

Kathryn Silverwood
Company Secretary
18 January 2007

Enquiries:

Financial Dynamics
Andrew Dowler
Greg Quine

Tel: +44 (0)20 7831 3113

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

01/16/07 07:46 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:5959P
Elementis PLC
16 January 2007

Elementis PLC

16th January 2007

Elementis plc ("the Company")

The Company announces that it was notified on 16th January 2007 under Section 198 of the Companies Act 1985 that as at 11th January 2007 UBS AG was interested
in 22,808,672 Ordinary Shares of 5p each in the Company. These holdings represent 5.16% of the issued Ordinary Share capital of the Company as at 16th January 2007.

Kathryn Silverwood

Company Secretary

16 January 2007

This information is provided by RNS
The company news service from the London Stock Exchange

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SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

01/15/07 12:20 PM

To "eleanor.besserman@elemei........ <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:5574P
Elementis PLC
15 January 2007

Elementis PLC

15 January 2007

Elementis plc ("the Company")

The Company announces that it was notified on 15 January 2007 under Section 198 of the Companies Act 1985 that as at 9 January 2007 Barclays plc was interested in 26,892,746 Ordinary Shares of 5p each in the Company. These holdings represent 6.09% of the issued Ordinary Share capital of the Company as at 15 January 2007.

Kathryn Silverwood
Company Secretary
15 January 2007

This information is provided by RNS
The company news service from the London Stock Exchange

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